SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                Schedule 13G
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                              Comptek Research, Inc.
                             _______________________
                                (Name of Issuer)

                          Common Stock (Par Value $0.02)
                           ____________________________
                          (Title of Class of Securities)

                                    204682 10 8
                               ___________________
                                  (CUSIP Number)

Check the following box if a fee is is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other providison of the Act (however, see the Notes).

                      (Continued on following page(s))

                              Page 1 of    4     Pages

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CUSIP No.     204682 10 8              13G      Page    2      of   4   Pages
______________________________________________________________________________
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Henry P. Semmelhack
      S.S. # ###-##-####
______________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [ ]
                                                        (b) [ ]
______________________________________________________________________________
3     SEC USE ONLY

______________________________________________________________________________
4     CITIZENSHIP OR PLACE OR ORGANIZATION

      United States
______________________________________________________________________________
             |5   SOLE VOTING POWER
             |    233,786
NUMBER OF    |________________________________________________________________
SHARES       |6   SHARED VOTING POWER
BENEFICIALLY |    N/A
OWNED BY     |________________________________________________________________
EACH         |7   SOLE DISPOSITIVE POWER
REPORTING    |    233,786
PERSON WITH  |________________________________________________________________
             |8   SHARED DISPOSITIVE POWER
             |    N/A
_____________|________________________________________________________________
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5.2%
______________________________________________________________________________
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      X
______________________________________________________________________________
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      233,786
______________________________________________________________________________
12    TYPE OF REPORTING PERSON*
      IN
______________________________________________________________________________
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.    204682 10 8       13G            Page   3     of    4      Pages


                             SCHEDULE 13G - Year ended 12/31/95

Item 1(a)     Name of Issuer:

         Comptek Research, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

         2732 Transit Road, Buffalo, NY  14224

Item 2(a)     Name of Person Filing:

         Henry P. Semmelhack

Item 2(b)     Address of Principal Business Office or, if none, Residence:

         465 Main Street, Buffalo, NY 14203

Item 2(c)     Citizenship:

         United States

Item 2(d)     Title of Class of Securities:

         Common Stock (Par Value $0.02)

Item 2(e)     CUSIP Number:

         204682 10 8

Item 3   If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

         Not Applicable

Item 4   Ownership:

         (a) Amount Beneficially Owned: 222,786. Such amount includes 155,393 shares held in the name of Henry P. Semmelhack and 67,393 shares held in the name of Tricia T. Semmelhack, his wife. The reported amount also includes 11,000 options. The reported amount excludes 9,300 shares held by Tricia T. Semmelhack, as trustee for her daughter Elizabeth Ann Semmelhack, and 6,686 shares held by Tricia T. Semmelhack, as trustee for her son Erik Henry Semmelhack. Mr. Semmelhack disclaim ownership of the shares held in trust.

         (b)      Percent of Class:  5.2%

         (c)      Number of shares as to which such person has:

              (i)        sole power to vote or to direct the vote:  233,786

              (ii)       shares power to vote or to direct the vote:  Not
                         Applicable

              (iii)      sole power to dispose or to direct the disposition of:
                         233,786

              (iv) shares power to dispose or to direct the disposition of: Not Applicable

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CUSIP No. 204682 10 8              13G            Page  4   of    4    Pages

Item 5   Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable

Item 8   Identification and Classification of Members of the Group:

         Not Applicable

Item 9   Notice of Dissolution of Group:

         Not Applicable

Item 10  Certification:

         Not Applicable

         Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  February 12, 1996


                                                       /S/Henry P. Semmelhack
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